argenx Reports Half Year 2025 Financial Results and Provides Second Quarter Business Update
$949 million in second quarter global product net sales
VYVGART SC launch in CIDP progresses with more than 2,500 patients on treatment globally

ARGX-119 to advance to registrational study in CMS following positive proof of concept data; three additional topline data readouts across pipeline remain on track for second half of 2025

Management to host conference call today at 2:30 PM CET (8:30 AM ET)

July 31, 2025 7:00 AM CET

Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, today announced its half year 2025 results and provided a second quarter business update.

“We continue to make meaningful progress towards our Vision 2030, advancing bold innovation that has already reached more than 15,000 patients globally” said Tim Van Hauwermeiren, Chief Executive Officer of argenx. “VYVGART is delivering strong growth across all indications, formulations and regions. We are still in the early stages of capturing the full market opportunity in MG and CIDP, with the recent launch of the VYVGART SC prefilled syringe driving demand from new patients and prescribers. In MG, we are shaping the market as the fastest growing biologic, moving earlier in the patient treatment paradigm, and working toward the broadest possible label. In CIDP, we continue to see consistent patient growth, with ample runway to reach the 12,000 patients in the U.S. who remain inadequately controlled on standard of care. This is just the beginning of the larger growth opportunity ahead. With six registrational and six proof-of-concept readouts expected by the end of 2026, we are executing on our proven innovation playbook that is delivering pipeline-in-a-product opportunities aimed at transforming care for patients with high unmet need.”
Advancing Towards Vision 2030
argenx has established its strategic priorities to advance Vision 2030, aiming to treat 50,000 patients globally with its medicines, secure 10 labeled indications across all approved medicines, and advance five pipeline candidates into Phase 3 development by 2030.

Expand global VYVGART opportunity and launch VYVGART SC as prefilled syringe

VYVGART® (IV: efgartigimod alfa-fcab and SC: efgartigimod alfa and hyaluronidase-qvfc) is a first-and-only IgG Fc-antibody fragment that targets the neonatal Fc receptor (FcRn). It is approved in three indications, including generalized myasthenia gravis (gMG) globally, primary immune thrombocytopenia (ITP) in Japan, and chronic inflammatory demyelinating polyneuropathy (CIDP) in the U.S., Japan, China, and the EU. The VYVGART-SC prefilled syringe (PFS) is now approved for use in the U.S. and EU.

•Generated global product net sales (inclusive of both VYVGART and VYVGART SC) of $949 million in the second quarter of 2025
◦Strong underlying fundamentals across key patient and prescriber metrics with 97% operational growth in product net sales year-over-year from second quarter 2024, and 19% from the first quarter of 2025

•First patient dosed in Germany following European Commission (EC) approval for VYVGART-SC (vial and PFS) for CIDP
•PFS decision on approval for gMG and CIDP expected in Japan and Canada by end of year
•Evidence generation through label-enabling studies:

◦Topline results expected in second half of 2025 for seronegative gMG (ADAPT-SERON) and first half of 2026 for ocular MG (ADAPT OCULUS)
◦Topline results expected in second half of 2026 to support FDA submission of VYVGART IV for primary ITP (ADVANCE-NEXT)

Execute 10 registrational and 10 proof-of-concept studies across efgartigimod, empasiprubart and ARGX-119 to advance the next wave of launches argenx continues to demonstrate breadth and depth within its immunology pipeline, advancing multiple first-in-class product candidates with potential across high-need indications.

Efgartigimod Development

Efgartigimod is being studied across 15 severe autoimmune diseases, highlighting the broad potential of FcRn biology in neurology, rheumatology, and beyond.

•Registrational studies are currently ongoing in idiopathic inflammatory myopathies (IIM or myositis), thyroid eye disease (TED), and Sjögren’s disease
◦Topline results from ALKIVIA study evaluating three myositis subsets (immune-mediated necrotizing myopathy (IMNM), anti-synthetase syndrome (ASyS) and dermatomyositis (DM)) expected in second half of 2026
◦Topline results from two registrational UplighTED studies (TED) expected in second half of 2026
◦Topline results from registrational UNITY study (Sjögren’s disease) expected in 2027
•Proof-of-concept studies ongoing in lupus nephritis (LN), systemic sclerosis (SSc) and antibody mediated rejection (AMR); topline results expected for LN in fourth quarter of 2025, SSc in second half of 2026, and AMR in 2027
Empasiprubart Development

Empasiprubart, a first-in-class, humanized, monoclonal antibody that specifically binds to C2, is currently being evaluated in four indications. These include registrational studies in multifocal motor neuropathy (MMN) and CIDP, and proof-of-concept studies in delayed graft function (DGF) and DM.
•Topline results from registrational EMPASSION study (MMN) evaluating empasiprubart head-to-head versus IVIg expected in second half of 2026
•Registrational EMVIGORATE study ongoing in CIDP evaluating empasiprubart head-to-head versus IVIg
•Topline results expected for DGF in the second half of 2025 and for DM in first half of 2026
ARGX-119 Development

ARGX-119, a first-in-class agonist antibody that targets muscle-specific kinase (MuSK), is being evaluated in congenital myasthenic syndromes (CMS), amyotrophic lateral sclerosis (ALS), and spinal muscular atrophy (SMA).
•Registrational study to start in CMS in 2026 following positive Phase 1b proof-of-concept data
•Phase 2a proof-of-concept study ongoing in ALS; topline results expected in first half of 2026
•SMA proof-of-concept study on track to start by end of year
•ARGX-119 R&D webinar to be hosted on September 16, 2025

Advance four new pipeline molecules and generate sustainable value through continued investment in Immunology Innovation Program argenx continues to invest in its Immunology Innovation Program (IIP) to drive long-term sustainable pipeline growth. Through the IIP, four new pipeline candidates have been nominated, including: ARGX-213, targeting FcRn and further solidifying argenx’s leadership in this biology; ARGX-121, a first-in-class molecule targeting IgA; ARGX-109, targeting IL-6, which plays an important role in inflammation, and a fourth pipeline candidate, a first-in-class sweeping antibody for which the target has not yet been disclosed.

•Phase 1 results from ongoing ARGX-109 study expected in second half of 2025, and from ongoing ARGX-213 and ARGX-121 studies expected in first half of 2026
•Entered strategic collaboration with Unnatural Products (UNP) to expand argenx discovery capabilities into the oral peptide space. This partnership reinforces argenx's commitment to enhance the patient experience and advance its pipeline of precision therapies.

SECOND QUARTER 2025 FINANCIAL RESULTS
argenx SE
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

	Three Months Ended		Six Months Ended
	30 June,		30 June,
(in thousands of $ except per share data)	2025	2024	2025	2024
Product net sales	$948,594	$477,635	$1,738,644	$875,918
Other operating income*	18,593	11,793	35,913	26,023
Total operating income	$967,187	$489,428	$1,774,557	$901,941

Cost of sales	$(110,747)	$(52,383)	$(191,552)	$(95,561)
Research and development expenses	(327,697)	(225,286)	(636,767)	(450,255)
Selling, general and administrative expenses	(324,902)	(255,699)	(601,150)	(491,694)
Loss from investment in a joint venture	(2,780)	(1,521)	(5,087)	(3,313)
Total operating expenses	$(766,126)	$(534,889)	$(1,434,556)	$(1,040,823)

Operating profit/(loss)	$201,061	$(45,461)	$340,001	$(138,882)

Financial income	$38,399	$38,933	$75,517	$77,828
Financial expense	(1,126)	(572)	(2,261)	(1,084)
Exchange gains/(losses)	48,565	(7,903)	76,003	(27,215)

Profit/(Loss) for the period before taxes	$286,899	$(15,003)	$489,260	$(89,353)
Income tax (expense)/benefit	$(41,541)	$44,069	$(74,433)	$56,822
Profit/(Loss) for the period	$245,358	$29,066	$414,827	$(32,531)
Profit/(Loss) for the period attributable to:
Owners of the parent	$245,358	$29,066	$414,827	$(32,531)
Weighted average number of shares used for basic profit/(loss) per share	61,084,250	59,490,437	61,034,202	59,400,217
Basic profit/(loss) per share (in $)	4.02	0.49	6.80	(0.55)
Weighted average number of shares used for diluted profit/(loss) per share	65,639,446	63,893,007	65,653,007	59,400,217
Diluted profit/(loss) per share (in $)	3.74	0.45	6.32	(0.55)
*Comparative figures have been presented to be consistent with the one adopted in the current period with respect to the combination of collaboration revenue and other operating income.

DETAILS OF THE FINANCIAL RESULTS
Total operating income for the three and six months ended June 30, 2025, was $967 million and $1,775 million, respectively, compared to $489 million and $902 million, respectively, for the same periods in 2024, and mainly consists of:
•Product net sales of VYVGART and VYVGART SC for the three and six months ended June 30, 2025, were $949 million and $1,739 million, respectively, compared to $478 million and $876 million, respectively, for the same periods in 2024.

•Other operating income for the three and six months ended June 30, 2025, was $19 million and $36 million, respectively, compared to $12 million and $26 million, respectively, for the same periods in 2024. The other operating income for the three and six months ended June 30, 2025 and 2024, primarily relates to research and development tax incentives and payroll tax rebates.

Total operating expenses for the three and six months ended June 30, 2025 were $766 million and $1,435 million, respectively, compared to $535 million and $1,041 million, respectively, for the same periods in 2024, and mainly consist of:
•Cost of sales for the three and six months ended June 30, 2025, was $111 million and $192 million, respectively, compared to $52 million and $96 million for the same periods in 2024, respectively. The cost of sales was related to the sale of VYVGART and VYVGART SC.
•Research and development expenses for the three and six months ended June 30, 2025, were $328 million and $637 million, respectively, compared to $225 million and $450 million, respectively, for the same periods in 2024. The research and development expenses mainly relate to:
–the clinical development and expansion of efgartigimod in 15 severe autoimmune diseases;
–the ramp-up of studies for the development of empasiprubart into MMN, DGF, DM and CIDP;
–the investments for ARGX-119 in proof-of-concept studies ongoing in ALS, CMS and SMA; and
–other discovery and preclinical pipeline candidates.
•Selling, general and administrative expenses for the three and six months ended June 30, 2025, were $325 million and $601 million, respectively, compared to $256 million and $492 million, respectively, for the same periods in 2024. The selling, general and administrative expenses mainly relate to professional and marketing fees linked to the global commercialization of VYVGART franchise, and personnel expenses.
Financial income for the three and six months ended June 30, 2025, was $38 million and $76 million, respectively, compared to $39 million and $78 million, respectively, for the same periods in 2024.

Exchange gains for the three and six months ended June 30, 2025, were $49 million and $76 million, respectively, compared to $8 million and $27 million, respectively, of exchange losses for the same periods in 2024. Exchange gains/losses are mainly attributable to unrealized exchange rate gains or losses on the cash, cash equivalents and current financial assets denominated in Euro.
Income tax for the three and six months ended June 30, 2025 and 2024 is detailed below:

	Three Months Ended		Six Months Ended
	30 June,		30 June,
(in millions of $)	2025	2024	2025	2024
Current tax (expense)/benefit	$(41)	$(9)	$(70)	$(16)
Deferred tax (expense)/benefit	(1)	53	(4)	72
Income tax (expense)/benefit	$(42)	$44	$(74)	$57

Profit for the three- and six-month periods ended June 30, 2025, was $245 million and $415 million, respectively, compared to a profit of $29 million and a loss of $33 million, respectively, for the same periods in 2024. The basic profit per share was $4.02 for the three months ended June 30, 2025, compared to a basic profit per share of $0.49 for the same period in 2024. The basic profit per share was $6.80 for the six months ended June 30, 2025, compared to a basic loss per share of $0.55 for the same period in 2024.
Cash flow from operating activities for the six months ended June 30, 2025 was $362 million compared to a cash flow used in operating activities for the same period in 2024 of $126 million.
FINANCIAL GUIDANCE
The financial guidance on the combined research and development and selling, general and administrative remains unchanged at approximately $2.5 billion.
EXPECTED 2025 FINANCIAL CALENDAR
•October 30, 2025: Third Quarter 2025 Financial Results and Business Update
•February 26, 2025: Full-year 2025 Financial Results and Fourth Quarter 2025 Business Update
CONFERENCE CALL DETAILS
The half-year 2025 financial results and second quarter business update will be discussed during a conference call and webcast presentation today at 2:30 pm CET/8:30 am ET. A webcast of the live call may be accessed on the Investors section of the argenx website at argenx.com/investors. A replay of the webcast will be available on the argenx website.

Dial-in numbers:
Please dial in 15 minutes prior to the live call.

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Switzerland	41 43 210 1132
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (Regulation 596/2014).

About argenx
argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Instagram, Facebook, and YouTube.

For further information, please contact:
Media:
Ben Petok
bpetok@argenx.com
Investors:
Alexandra Roy
aroy@argenx.com

Forward-looking Statements
The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “advance,” “aim,” “committed,” “continue,” “expand,” “expect,” “growth,” and “progress” and include statements argenx makes concerning its innovation agenda and growth strategy, including (i) its Vision 2030 to reach 50,000 patients globally across 10 labeled indications and to advance fix pipeline candidates into Phase 3 development by 2030 across efgartigimod, empasiprubart and ARGX-119 to create significant opportunity to expand into new therapeutic areas and reach broader patient populations and (ii) its goal to transform care for patients with high unmet need; its confidence regarding its growth trajectory; its commitment to improving the lives of people suffering from severe autoimmune diseases; its expectation regarding the insights from proof-of-concept and registrational studies across various programs; the advancement of anticipated clinical development, data readouts and regulatory milestones and plans, including: (1) the PFS decision on approval for gMG and CIDP expected in Japan and Canada by end of 2025, (2) topline results for seronegative gMG (ADAPT-SERON) expected in second half of 2025 and for ocular and pediatric MG (ADAPT-OCULUS, JR) expected in first half of 2026, (3) topline results for ADVANCE-NEXT to support FDA submission of VYVGART IV for primary ITP expected in second half of 2026, (4) new therapeutic areas and ongoing registrational studies in three subsets of myositis, thyroid eye disease (TED), and Sjögren’s disease, with topline results from (a) ALKIVIA expected in second half of 2026, (b) two registrational UplightTED studies expected in second half of 2026 and (c) registrational UNITY study expected in 2027, (5) proof-of-studies ongoing in LN, SSc and AMR, with topline results expected in fourth quarter of 2025, second half of 2026 and 2027, respectively, (6) its plans to develop empasiprubart, including (a) registrational EMPASSION study in MMN, with topline results expected in second half of 2026, (b) registrational EMVIGORATE study in CIDP, expected to start in first half of 2025 and (c) topline results for DGM and DM expected in second half of 2025 and first half of 2026, respectively, (7) its plans to develop ARGX-119, including: (a) the registrational study to start in CMS in 2026; (b) Phase 2a proof-of-concept study in ALS, with topline results expected in first half of 2026; and (c) SMA proof-of-concept study; and (8) its plans to advance four new pipeline molecules and generate sustainable value through continue investment in its IIP, through (a) ongoing studies for ARGX-213 and ARGX-121, with results expected in first half of 2026, (b) ARGX-109, with Phase 1 results expected in second half of 2025, and (c) a fourth pipeline candidate, a first-in-class sweeping antibody for which the target has not yet been disclosed; and its goal of translating immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, the results of argenx’s clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements; the acceptance of its products and product candidates by its patients as safe, effective and cost-effective; the impact of governmental laws and regulations, including tariffs, export controls, sanctions and other regulations on its business; its reliance on third-party suppliers, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.